ANSLOW & JACLIN, LLP                     Counselors at Law

RICHARD I. ANSLOW
Admitted in NJ, NY, DC
E-Mail: Ranslow@anslowlaw.com

GREGG E. JACLIN
Admitted in NJ, NY
E.Mail: Gjaclin@anslowlaw.com

ROSS A. GOLDSTEIN
Admitted in NJ, NY
E-Mail: Rgoldstein@anslowlaw.com
Website: www.anslowlaw.com
E-Mail: Firm@anslowlaw.com

January 17, 2003

Mr. Herb Scholl
Mr. Mark Shuman
Office of Corporate Finance
U. S. Securities & Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

Re:	Jaguar Communications Inc. Form 8-K12g3 File No. 000-51034 Filed on December 20, 2002

Gentlemen:

On December 20, 2002, our office filed a Form 8-K12g3 (SEC File # 000-51034) and erroneously used the SEC filing codes for Jaguar Communications, Inc. ("Jaguar"). We respectfully request that this filing be withdrawn. A Form 8-K12g3 is only used when a filer has 300 or more shareholders. Jaguar Communications Inc. has less than 10 shareholders and is therefore not eligible to use Form 8-K12g3.

Please call me at (732) 409-1212 if you have any further questions.

Thank you for your assistance in resolving this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Richard I. Anslow RICHARD I. ANSLOW

4400 Route 9 South, 2nd Floor, Freehold, New Jersey 07728   Tel:  (732) 409-1212  Fax: (732) 577-1188